UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

DYNARESOURCE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

268073 10 3

(CUSIP Number)

Matthew K. Rose

1110 Post Oak Place

Westlake, Texas 76262

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268073 10 3

1.	Names of reporting person Golden Post Rail, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,899,748 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 3,899,748 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,899,748 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.3% (2)
14.	Type of reporting person (see instructions) OO

(1)	Includes (i) 1,733,221 shares of the issuer’s common stock issuable upon the conversion of 1,733,221 shares of the issuer’s Series C Senior Convertible Preferred Stock, which are convertible within 60 days of this statement on Schedule 13D, and (ii) 2,166,527 shares of the issuer’s common stock issuable upon the exercise of a warrant, which is exercisable within 60 days of this statement on Schedule 13D. The number of shares of the issuer’s common stock issuable upon the conversion of the Series C Senior Convertible Preferred Stock or upon the exercise of the warrant may be adjusted as a result of certain dilutive issuances.
(2)	Based upon 15,295,663 shares of the issuer’s common stock outstanding as of May 14, 2015, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, as amended, that was originally filed by the issuer with the Securities and Exchange Commission on May 15, 2015.

CUSIP No. 268073 10 3

1.	Names of reporting person Matthew K. Rose
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,899,748 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 3,899,748 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,899,748 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.3% (2)
14.	Type of reporting person (see instructions) IN

(1)	Includes (i) 1,733,221 shares of the issuer’s common stock issuable upon the conversion of 1,733,221 shares of the issuer’s Series C Senior Convertible Preferred Stock, which are convertible within 60 days of this statement on Schedule 13D, and (ii) 2,166,527 shares of the issuer’s common stock issuable upon the exercise of a warrant, which is exercisable within 60 days of this statement on Schedule 13D. The number of shares of the issuer’s common stock issuable upon the conversion of the Series C Senior Convertible Preferred Stock or upon the exercise of the warrant may be adjusted as a result of certain dilutive issuances.
(2)	Based upon 15,295,663 shares of the issuer’s common stock outstanding as of May 14, 2015, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, as amended, that was originally filed by the issuer with the Securities and Exchange Commission on May 15, 2015.

Item 1. Security and the Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares (“Shares”) of common stock, par value $0.01 per share (the “Common Stock”), of DynaResource, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 222 W. Las Colinas Boulevard, Suite 744 East Tower, Irving, Texas 75039.

Item 2. Identity and Background

(a) This Schedule 13D is filed jointly by and on behalf of Golden Post Rail, LLC (“Golden Post”) and Matthew K. Rose (“Mr. Rose,” and collectively with Golden Post, the “Reporting Persons”). Mr. Rose declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), the beneficial owner of any securities covered by this Schedule 13D.

(b) The principal address of each of the Reporting Persons is 1110 Post Oak Place, Westlake, Texas 76262.

(c) The principal occupation of Mr. Rose is serving as Executive Chairman of Burlington Northern Santa Fe, LLC. The principal business of Burlington Northern Santa Fe, LLC is acting as a holding company for its subsidiaries, which are engaged primarily in the freight rail transportation business. The principal business address of Burlington Northern Santa Fe, LLC is 2650 Lou Menk Drive, Fort Worth, Texas 76131. Mr. Rose is also the Manager, President, Secretary and Treasurer of Golden Post. The principal business of Golden Post is engaging in investments.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Golden Post is organized under the laws of the State of Texas. Mr. Rose is a citizen of the United States of America.

Item 3. Source and Amount of Funds or other Consideration

The Reporting Persons used personal funds to acquire Shares. The Reporting Persons expended an aggregate of approximately $4,000,000 to acquire the Shares, consisting of (i) the cancellation of a promissory note made to the Issuer in the amount of $506,000, including interest accrued thereon, and (ii) $3,494,000 in cash. The Reporting Persons previously lent the Issuer $500,000 from personal funds in exchange for the promissory note.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes.

On May 6, 2015, pursuant to a Securities Purchase Agreement (the “Purchase Agreement”), dated as of May 6, 2015, by and among the Issuer, Golden Post and Koy W. Diepholz, the Issuer agreed to sell Golden Post (i) 1,600,000 shares of the issuer’s Series C Senior Convertible Preferred Stock, par value $0.0001 per share (the “Series C Preferred Stock”), which are initially convertible into shares of Common Stock at a conversion price of $2.50 per share, and (ii) a warrant representing the right to purchase 2,000,000 shares of Common Stock at an exercise price of $2.50 per share (the “Warrant”), for a purchase price of $4,000,000 (the “Investment”). The consummation of the Investment was subject to several closing conditions, including the Issuer amending its Amended and Restated Certificate of Formation to provide for, among other things, the right for the holders of the Series C Preferred Stock to elect a Class III director to the Issuer’s board of directors (the “Charter Amendment”).

In connection with the Investment, on May 6, 2015, Golden Post lent the Issuer $500,000, and the Issuer made a promissory note to Golden Post in the original principal amount of $500,000 (the “Promissory Note”). The Promissory Note bore interest at a rate of 8% per annum and had a maturity date of August 4, 2015.

On June 17, 2015, prior to the closing of the Investment, the Issuer and Golden Post entered into a Limited Consent Agreement, effective as of June 17, 2015, pursuant to which Golden Post consented to the Issuer issuing and selling shares of its Common Stock and warrants representing the right to purchase shares of its Common Stock to a third party in exchange for the Issuer agreeing to make the following anti-dilution adjustments at the closing of the Investment: (i) issue Golden Post 133,221 additional shares of Series C Preferred Stock and (ii) increase the number of shares for which the Warrant is exercisable by an additional 166,527 shares of Common Stock (the “Consent Agreement”).

On June 29, 2015, the Issuer adopted the Charter Amendment and on June 30, 2015, the Investment closed. In connection with the closing of the Investment, (i) the Issuer and Golden Post entered into a Registration Rights Agreement, dated as of June 30, 2015, pursuant to which Golden Post may require the Issuer to register the shares of Common Stock underlying the Series C Preferred Stock and the Warrant under the Securities Act of 1933, as amended (the “Registration Rights Agreement”), and (ii) the Issuer, Golden Post and Mr. Diepholz entered into a Co-Sale Agreement, dated as of June 30, 2015, whereby Mr. Diepholz granted, among other things, a right of co-sale to Golden Post (the “Co-Sale Agreement”). Additionally, Golden Post cancelled the Promissory Note, including the interest thereon, as partial payment of the Investment’s $4,000,000 purchase price. As a result of the Investment closing, Golden Post became the majority holder of the Series C Preferred Stock and designated Phillip A. Rose, the son of Mr. Rose, as the Class III member of the Issuer’s board of directors.

Pursuant to anti-dilution provisions contained in the Certificate of Designations governing the shares of Series C Preferred Stock (the “Certificate of Designations”) and the Warrant, in the event of a dilutive issuance and without any action on the part of the Reporting Persons, the number of shares issuable upon the conversion of the Series C Preferred Stock or upon the exercise of the Warrant will be adjusted such that Golden Post’s percentage ownership on a fully diluted basis of each of the Issuer and one of its subsidiaries will remain equal to its percentage ownership of the Issuer on a fully diluted basis prior to such dilutive issuance. Additionally, in the event of a dilutive issuance, the exercise price per share of the Warrant is subject to adjustment such that the aggregate exercise price per share will remain equal to the aggregate exercise price per share prior to such dilutive issuance.

The foregoing is qualified in its entirety by reference to the Purchase Agreement, the Charter Amendment, the Promissory Note, the Consent Agreement, the Registration Rights Agreement, the Co-Sale Agreement, the Certificate of Designations and the Warrant, which are attached hereto as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8 and 99.9, respectively, and are incorporated by reference herein.

The Reporting Persons intend from time to time to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of Shares or disposal of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions. The number of Shares that the Reporting Persons may be deemed to beneficially own may also automatically increase as a result of the anti-dilution provisions in the Certificate of Designations and the Warrant.

In addition, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer’s operations and strategic direction and ideas that, if effected, could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except as discussed above or to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is stated in Items 11 and 13 on the cover page(s) hereto.

The Reporting Persons declare that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such persons are, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

(b) Number of Shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

As of the date hereof, the Reporting Persons do not own any Shares other than as set forth in this Item 5.

(c) Transactions in the class of securities reported on that were effected by the Reporting Persons are described below:

The portions of Item 4 that relate to the purchase by the Reporting Persons of the Series C Preferred Stock and the Warrant in the Investment are incorporated by reference herein.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 is incorporated by reference herein.

Pursuant to the Certificate of Designations, the holders of the Series C Preferred Stock, including Golden Post, have preemptive rights that, subject to certain limitations, require the Issuer to first offer and sell to Golden Post a portion of any equity securities that the Issuer sells to any third party. Additionally, the Certificate of Designations provides that the affirmative vote of a majority of the holders of the Series C Preferred Stock is required before the Issuer can take certain corporate actions, including, among other things, effecting certain change in control transactions. Furthermore, a holder of the Series C Preferred Stock may unilaterally compel the issuer to repurchase such holder’s shares of Series C Preferred Stock after June 30, 2020. Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit	Description of Exhibit

99.1*	Joint Filing Agreement, dated as of July 10, 2015, by and between Golden Post Rail, LLC and Matthew K. Rose.

99.2	Securities Purchase Agreement, dated as of May 6, 2015, by and among DynaResource, Inc., Golden Post Rail, LLC and Koy W. Diepholz, incorporated by reference to Exhibit 10.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 8, 2015.

99.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on June 29, 2015, incorporated by reference to Exhibit 3.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2015.

99.4	Promissory Note, dated as of May 6, 2015, made by DynaResource, Inc. to Golden Post Rail, LLC, incorporated by reference to Exhibit 4.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 8, 2015.

99.5*	Limited Consent Agreement, effective as of June 17, 2015, by and between DynaResource, Inc. and Golden Post Rail, LLC.

99.6	Registration Rights Agreement, dated as of June 30, 2015, by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 4.2 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2015.

99.7*	Co-Sale Agreement, dated as of June 30, 2015, by and among DynaResource, Inc., Golden Post Rail, LLC, and certain stockholder signatories thereto.

99.8	Certificate of Designations of Series C Senior Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on June 29, 2015, incorporated by reference to Exhibit 3.2 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2015.

99.9*	Warrant, dated June 30, 2015.

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 10, 2015	By:	/s/ Matthew K. Rose
		Name:	Matthew K. Rose

Golden Post Rail, LLC

		By:	/s/ Matthew K. Rose
		Name:	Matthew K. Rose
		Title:	Manager, President, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1*	Joint Filing Agreement, dated as of July 10, 2015, by and between Golden Post Rail, LLC and Matthew K. Rose.

99.2	Securities Purchase Agreement, dated as of May 6, 2015, by and among DynaResource, Inc., Golden Post Rail, LLC and Koy W. Diepholz, incorporated by reference to Exhibit 10.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 8, 2015.

99.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on June 29, 2015, incorporated by reference to Exhibit 3.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2015.

99.4	Promissory Note, dated as of May 6, 2015, made by DynaResource, Inc. to Golden Post Rail, LLC, incorporated by reference to Exhibit 4.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 8, 2015.

99.5*	Limited Consent Agreement, effective as of June 17, 2015, by and between DynaResource, Inc. and Golden Post Rail, LLC.

99.6	Registration Rights Agreement, dated as of June 30, 2015, by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 4.2 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2015.

99.7*	Co-Sale Agreement, dated as of June 30, 2015, by and among DynaResource, Inc., Golden Post Rail, LLC, and certain stockholder signatories thereto.

99.8	Certificate of Designations of Series C Senior Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on June 29, 2015, incorporated by reference to Exhibit 3.2 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2015.

99.9*	Warrant, dated June 30, 2015.

*	Filed herewith.